Realworld.com, LLC
Statement of Changes in Members' Equity
From October 19, 2022 (Inception) to December 31, 2022
(Unaudited)

	Membership Interest Units		Accumulated Deficit	Total Members' Equity
	Units	Amount		
Balance, October 19, 2022 (Inception)		$ -	$ -	$ -
Net loss			(45,371)	(45,371)
Balance, December 31, 2022	-	$ -	$ (45,371)	$ (45,371)